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                                                                    EXHIBIT 99.1


                          NOTICE OF SMALL-SCALE MERGER

Hanarotelecom incorporated (hereafter "Hanaro" or the "Company") hereby announces that the Company entered into the merger agreement with Korea Thrunet, Co., Ltd. on September 22, 2005, and pursuant to Article 527-3 of the Commercial Act of Korea, the details of the merger are as follows;

      1. Method of merger : Merger between Hanaro (surviving company) and Thrunet (merged company)

      2.    Merger ratio : 1: 0.3570308

      3.    Overview of the company to be dissolved

            A.    Company name: Korea Thrunet Co., Ltd.

            B. Address of the principal office : 1338-5 Seocho-dong, Seocho-gu, Seoul, Korea

      4.    Date of merger : January 1, 2006

            A. Small-scale merger under Article 527-3 of the Commercial Act (The merger to be approved by the BOD in lieu of a general meeting of shareholders, no exercise of appraisal rights of shareholders)

      5.    Expression of disapproval

            A. Process : Shareholder (reference date : October 6, 2005) who are against the BOD resolution regarding the small-scale merger may fill out the notification forms (`Notice of Disapproval on BOD Resolution') and send them to Deutsche Bank Trust Company America.

            B.    Period : October 6~19, 2005

            C.    Procedure & Venue :

                  Submit the form to Deutsche Bank Trust Company Americas on or before October 19, 2005 (Eastern Time):

                  Deutsche Bank Trust Company Americas
                  Attn:  Heidy Kashef (Tel: 1-212 250-1605)
                  27th Floor, 60 Wall Street, New York, NY 10005, USA

            D.    Appraisal rights of shareholders : Not applicable under the
                  Article 527-3 of the Commercial Act of Korea

            E. Pursuant to Article 527-3 of the Commercial Act of Korea, should shareholders who hold more than 20/100 of the total outstanding shares express the opposition to the small-scale merger, Hanaro then must acquire approval from a shareholders meeting.

October 6, 2005

David Yeung
Representative Director
hanarotelecom incorporated

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[Notification Form]

                     Notice of Disapproval on BOD Resolution


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(Name of ADR holder)



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(Number of ADRs held)

I hereby express my objection to the BOD resolution with regards to the merger agreement between hanarotelecom incorporated and Korea Thrunet Co., Ltd.









(DATE)
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(SIGNATURE)
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